NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR07-13 June 19, 2007

Rubicon Hits More High-Grade Gold at Phoenix Gold Project, Red Lake
- intercepts include 42.99 g/t Au over 1.55 metres, 34.14 g/t Au over 1.00 metre and 10.59 g/t Au over 1.57 metres -

Rubicon Minerals Corporation (RMX.TSX : RBY.AMEX), is pleased to provide additional assay results from the recently completed drill program at its 100%-controlled Phoenix Gold Project in the heart of the prolific Red Lake gold district.

1) West Mine Target:

Drilling west of the historical underground workings at the McFinley Mine has intersected new high-grade gold mineralization in the West Mine Target area.  This new, previously untested target area is wide open for follow up expansion.  Drill hole WMT-07-01 returned 42.99 g/t gold over 1.55 metres from a fault zone containing visible gold.  The fault zone is hosted by mafic volcanic rocks.  A second hole, WMT-07-02, drilled 30 metres to the south intersected what is interpreted to be the same fault structure although visible gold was not observed.

2) North Peninsula Target:

Following up on the successful drill results released earlier from this program, (10.41 g/t gold over 1.50 metres including 24.80 g/t gold over 0.50 metres, 28.07 g/t gold over 0.90 metres and 9.93 g/t gold over 1.00 metre.  (see News Release dated May 9, 2007), the following additional results have been received from three drill holes:

Holes NPZ-07-02 and NPZ-07-04 were drilled on the same section as hole NPZ-07-01.  NPZ-07-02, drilled 50 metres up dip of NPZ-07-01, returned 5.40 g/t gold over 1.29 metres (incl. 8.30 g/t gold over 0.66 metres).  NPZ-07-04 was drilled 40 metres down dip of NPZ-07-01 and returned 6.85 g/t gold over 1.09 metres.  The gold zones in both of these recent holes are hosted in the Lower Zone mafic unit that is encompassed by ultramafic rocks.

Hole NPZ-07-05 was drilled 50 metres south of the first section of holes and returned gold values from both the Upper and Lower, gold mineralized, mafic zones.  The Upper Zone returned  8.70 g/t gold over 1.00 metre and 4.44 g/t gold over 1.30 metres.  Associated with this Upper Zone is a fault zone that dips to the west and displays a number of striking similarities to the Phoenix Zone Fault, observed 1500 metres to the northeast.  These include intense biotite alteration, colloform/crustiform, quartz-carbonate veining and varying amounts of sulphides, including arsenopyrite.  The Lower Zone returned values of 34.14 g/t gold over 1.00 metre and 10.59 g/t gold over 1.57 metres. The intensity of alteration and sulphidization of the Lower Zone observed on this section is pervasive over an interpreted true width of 56 metres, and is characterized by zones of intense silicification and arsenopyrite replacement of carbonate veins over widths ranging from four to nine metres.

Assay results from other holes drilled on this section are pending.  The exploration team is extremely encouraged with the drilling results to date, from the North Peninsula Zone.  The continuity of the gold mineralization and intensity of alteration, both in the Upper and Lower Mafic Zones is indicative of an extremely robust, gold mineralizing system which will be followed up with additional drilling.

In May, 2007, Rubicon reported that winter drilling in 2007 had also intersected gold in two additional new settings, the KZ target (2.89 g/t gold over 9.00 metres (incl. 9.60 g/t gold over 1.00 metre and incl. 7.29 g/t gold over 1.00 metre) and 5.41 g/t gold over 2.40 metres) and the Deep Footwall Target (23.55 g/t gold over 1.00 metre).

Drilling in 2007 has now identified four new gold bearing target areas.  Following the compilation of the final results, an aggressive drill program will be designed and implemented to follow up on these targets, as well as the previously identified Phoenix Zone.

An updated plan map and video presentation can be viewed on the company website at www.rubiconminerals.com.

“We are pleased with progress at the North Peninsula Zone and the West Mine area.” said David Adamson, President and CEO. “We continue to identify new high-grade gold potential on the project over wide areas and at depths ranging from surface down to 1200 metres. Our strategy is to identify and advance multiple target areas on the property to add to existing resources, expand our Phoenix Zone where over 60 significant gold intercepts have been observed to date and to continue the search for new gold zones.”

Rubicon Minerals Corporation is a well-funded, gold-focused exploration company which is owned 32.8% by Rob McEwen. Rubicon controls over 150 square miles of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to the Phoenix Project, Rubicon is currently drilling its 60% owned McCuaig project in Red Lake and is also carrying out drilling on its extensive Pogo district holdings in Alaska as part of its aggressive 12-month $8.0 million exploration program.

RUBICON MINERALS CORPORATION

David W. Adamson
President & CEO

For further information, please contact Bill Cavalluzzo, Vice President-Investor Relations,      Toll free: 1.866.365.4706 or by E-mail at: bcavalluzzo@rubiconminerals.com
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Table 1:  Phoenix Gold Project Assay Results (New Results Highlighted in Grey)

Hole Number		From (m)	To (m)	Core Length (m)	Gold (g/t)
NPZ-07-01		180.20	181.20	1.00	9.93

		253.60	254.50	0.90	28.07

		320.15	321.65	1.50	10.41
	incl	320.15	320.65	0.50	24.8

NPZ-07-02		309.33	310.62	1.29	5.40
	incl	309.96	310.62	0.66	8.30

NPZ-07-04		326.24	327.33	1.09	6.85

NPZ-07-05		95.40	96.70	1.30	4.44

		293.70	295.27	1.57	10.59

		340.35	341.35	1.00	34.14

WMT-07-01		87.90	89.45	1.55	42.99

		121.00	122.00	1.00	8.70

DF-07-01		1322.40	1323.40	1.00	23.55

KZ-07-01		80.90	83.30	2.40	5.41

KZ-07-02		130.50	139.50	9.00	2.89
	incl	130.50	131.50	1.00	9.6
	incl	138.50	139.50	1.00	7.29

True widths are estimated to be approximately 90% of reported lengths.  All assays were conducted on sawn NQ2-sized half core sections.  Program assays by Accurassay Laboratories and ALS Chemex using the metallic screen fire assay procedure or fire assay gravimetric finish.  Standards and blanks were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd.  Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

A historical inferred resource of 334,007 tons at 0.20 oz/ton gold to a depth of 400 feet has been defined at the Phoenix Gold Project on the main peninsula.  This resource, according to Glenn Hogg, P.Eng. and QP, would be classified as an Inferred Mineral Resource under the standards of National Instrument 43-101 (see Technical Report 43-101 dated May 12, 2003).

 For further information, please contact Bill Cavalluzzo, Vice President-Investor Relations,      Toll free: 1.866.365.4706 or by E-mail at: bcavalluzzo@rubiconminerals.com
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.  Forward-looking statements in this document include statements with respect to the Company’s exploration programs, its expenditures on such exploration programs and the anticipated results of such exploration programs.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include uncertainty with respect to findings under exploration programs and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the ability of management to successfully implement the planned exploration. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For further information, please contact Bill Cavalluzzo, Vice President-Investor Relations,      Toll free: 1.866.365.4706 or by E-mail at: bcavalluzzo@rubiconminerals.com
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.